                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1999
                         -------------------------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from _________ to ________

                          Commission File Number 1-5406
                                                 ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Houghton Mifflin 401(k) Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Houghton Mifflin Company
                           222 Berkeley Street
                           Boston, Massachusetts 02116-3764

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Houghton Mifflin 401(k) Savings Plan


Date:     JUNE 27, 2000                        /s/ Gary L. Smith
      -----------------------             -------------------------------
                                                 Gary L. Smith
                                          Senior Vice President, Administration

                                HOUGHTON MIFFLIN

                               401(k) SAVINGS PLAN



             Audited Financial Statements and Supplemental Schedules


                     Years ended December 31, 1999 and 1998

                      Houghton Mifflin 401(k) Savings Plan

                     Years ended December 31, 1999 and 1998

                                Table of Contents



                                                                        Page No.

Report of Independent Auditors                                              3

Audited Financial Statements:

    Statements of Net Assets Available for Benefits
    as of December 31, 1999 and 1998                                        4

    Statements of Changes in Net Assets Available for Benefits
    for the years ended December 31, 1999 and 1998                          5

Notes to Financial Statements                                          6 - 13

Supplemental Schedules:

    Schedule H, Line 4i - Schedule of Assets Held for Investment
                          Purposes at End of Year                          15

    Schedule H, Line 4j - Schedule of Reportable Transactions              16

                         REPORT OF INDEPENDENT AUDITORS


The Retirement Committee and Participants
Houghton Mifflin 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Houghton Mifflin 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Boston, Massachusetts                                      /s/ Ernst & Young LLP
May 16, 2000





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                      Houghton Mifflin 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                            (In thousands of dollars)


                                                      1999              1998
                                                    --------          --------

Assets
     Investments, at fair value                     $181,230          $165,636
     Contributions and other receivables                 248                17
                                                    --------          --------
Total Assets                                         181,478           165,653
                                                    --------          --------

Liabilities
     Withdrawals and distributions payable                --               565

                                                    --------          --------
Net assets available for benefits                   $181,478          $165,088
                                                    ========          ========














See accompanying notes to financial statements.

                      Houghton Mifflin 401(k) Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                     Years Ended December 31, 1999 and 1998

                            (In thousands of dollars)


                                                    1999                1998
                                                 ---------           ---------
Additions to net assets attributed to:
   Investment Income:
     Interest income                             $   1,002           $   1,263
     Dividend income                                 9,530               5,726
     Net (depreciation) appreciation in
        Fair value of investments                   (1,655)             22,077
                                                 ---------           ---------
                                                     8,877              29,066
   Contributions:
     Rollovers                                       6,142               2,588
     Participants                                    9,728               8,385
     Employer                                        4,024               3,545
                                                 ---------           ---------
                                                    19,894              14,518
                                                 ---------           ---------
          Total Additions                           28,771              43,584

Deductions from net assets attributed to:
     Withdrawals and distributions                 (12,306)             (9,571)
     Administrative expense                            (75)                (72)
                                                 ---------           ---------
          Total Deductions                         (12,381)             (9,643)
                                                 ---------           ---------
Net increase                                        16,390              33,941

Net assets available for benefits
     Beginning of Year                             165,088             131,147
                                                 ---------           ---------
     End of Year                                 $ 181,478           $ 165,088
                                                 =========           =========




See accompanying notes to financial statements.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1999


1. Plan Description

The following brief description of the Houghton Mifflin 401(k) Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Houghton Mifflin 401(k) Savings Plan is a defined contribution plan adopted as of January 1, 1981, and most recently amended January 1, 1998. It is a long-term savings and investment program to which Houghton Mifflin Company ("the Company") and its employees contribute. The Plan was designed to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In connection with the acquisition of Sunburst Technologies, Inc. in May 1999, approximately $4,222,000 of the assets and the participants' equity balances of the retained employees, which qualified under IRC Section 401(k), transferred to the Plan in 1999. These amounts are included in rollovers for the year ended December 31, 1999.

All administrative expenses are borne by the Plan.

PARTICIPATION

Employees of Houghton Mifflin Company and its subsidiaries who are scheduled to provide 1,000 or more hours of service in the first twelve months after hire are eligible. Employees are not eligible for Company matching contributions until the successful completion of one year of eligible service.

VESTING

Each participant is immediately vested in his or her voluntary salary contributions plus the earnings thereon. A participant becomes fully vested in the Company's matching contributions once the contribution has been made.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements



1.  Plan Description - continued

CONTRIBUTIONS

Eligible employees can elect to contribute in total 1% to 15% of their compensation, excluding compensation in excess of $160,000 for 1999 and 1998, subject to an annual deferral limit for plans operating under Section 401(k) of the IRC ($10,000 in 1999), to any of the investment options offered by the Plan. Employee contributions are made from participants' wages through payroll deductions. The Company will match an employee's contribution in amounts up to 4 1/2% of employee compensation. Subject to the above limitations, the Company will match the first 3% of a participant's compensation that is invested in the Houghton Mifflin Stock Fund, which consists entirely of Houghton Mifflin Company Common Stock, on a 100% basis, and for contributions invested in the Houghton Mifflin Stock Fund above this 3% or on contributions up to 6% invested in other funds, the Company will match on a 50% basis. Company contributions are invested solely in the Houghton Mifflin Stock Fund, which is considered a non-participant directed fund.

LOANS

A participant may obtain a loan against his or her account balance up to 50% of the total aggregate value, limited as defined. Only one loan may be outstanding at a time, and all loans are pre-approved. The minimum amount is established at $500. The maximum outstanding loan balance, including accrued interest, is $50,000. The interest rate on the loan is a fixed rate, based on the prime rate published in the Wall Street Journal on the first business day of the calendar quarter in which the loan commences. Loans are amortized on a straight-line basis over the term of the loan, must be repaid in installments, at a minimum quarterly, and must be repaid in total within five years. The payments can be made by after-tax payroll deductions.

TRUSTEE

Effective December 1, 1994, the Plan is administered under the terms of a Trust Agreement with Fidelity Management Trust Company ("Fidelity"). The Plan's Trust Agreement conforms to guidelines for salary reduction plans under Section 401(k) of the Internal Revenue Code.

Under the Trust Agreements, the Company remits contributions directly to the Trustee, which the trustee must invest as directed by the participants. The Trustee has discretionary authority, subject to certain limitations as specified in the agreement, for the purchase and sale of investments. The Trustee holds temporary cash reserves in short-term funds until the individual fund investments can be made.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements



1.  Plan Description - continued

BENEFIT PAYMENTS

Upon retirement or termination, distribution of account balances may be made as follows: (1) a lump-sum payment of shares of Company stock and/or cash, (2) extended cash payments over a period not to exceed 20 years, (3) periodic payment of any amount until age 70 1/2, at which time another option must be elected. Retiring or terminating members under the age of 65 who have over $5,000 in the Plan may elect to defer payment of their account balance until a later date. Members may make early withdrawals under certain limited conditions as set forth in the Plan.

PLAN AMENDMENT OR TERMINATION

While the Company currently intends to continue the Plan, it reserves the right to amend, change or terminate the Plan at any time. In the event of termination, all interest will be distributed to the participants or will continue to be administered by the Plan committee and later distributed in a manner approved by the Internal Revenue Service.

INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 6, 1997, that the Plan and the related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Retirement Committee believes the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.


2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements



2. Summary of Significant Accounting Policies - continued

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of Plan earnings. Net investment income is allocated to participants based upon the ratio each participant's share bears to the respective fund.

INVESTMENTS

Investments in group annuity contracts with insurance companies are valued at cost plus accumulated interest, which approximates fair value. Investments in mutual funds are carried at fair value determined by the number of units held by the Plan and the current value of each unit based upon quotations obtained from national securities exchanges on the last day of the Plan year. The FMTC Institutional Money Market is valued at its redemption price, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on the trade date of the related transactions. Dividend income is recognized on the ex-dividend date and interest income is recorded as earned. All dividend and interest income is reinvested in the respective funds.

Common stock of Houghton Mifflin Company is valued at the closing price on the last day of the Plan year as stated on the New York Stock Exchange.

RECLASSIFICATION

The Plan has adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" for the 1999 financial statement presentation. Accordingly, 1998 amounts have been reclassified to conform with Statement of Position 99-3.

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements



3. Non Participant-Directed Investments

The following is disclosure of the Houghton Mifflin Stock Fund's net assets available for benefits at December 31, 1999 and 1998:


All amounts are presented in thousands of dollars:




                                                     1999              1998
                                                    -------          -------

Assets
     Investments, at fair value                     $64,452          $70,305
     Contributions and other receivables                228                9
                                                    -------          -------
Total Assets                                         64,680           70,314

Liabilities
     Withdrawals and distributions payable               --              336

                                                    -------          -------
Net assets available for benefits                   $64,680          $69,978
                                                    =======          =======









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

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements



3. Non Participant-Directed Investments - continued

The following is disclosure of the Houghton Mifflin Stock Fund's changes in net assets available for benefits for the years ended December 31, 1999 and 1998:


All amounts are presented in thousands of dollars:


                                                    1999               1998
                                                  --------           --------
Additions to net assets attributed to:
   Investment Income:
     Interest income                              $     56           $     62
     Dividend income                                   761                717
     Net (depreciation) appreciation in
        Fair value of investments                   (7,430)            13,869
                                                  --------           --------
                                                    (6,613)            14,648
   Contributions:
     Rollovers                                         312                281
     Participants                                    3,161              2,719
     Loans                                             248                239
     Employer                                        4,043              3,545
                                                  --------           --------
                                                     7,764              6,784
                                                  --------           --------
          Total Additions                            1,151             21,432

Deductions from net assets attributed to:
     Withdrawals and distributions                  (3,461)            (3,030)
     Administrative expense                            (17)               (10)
                                                  --------           --------
          Total Deductions                          (3,478)            (3,040)

Net (decrease) increase prior to interfund
     transfers                                      (2,327)            18,392

Interfund transfers                                 (2,971)              (379)
                                                  --------           --------
Net (decrease) increase                             (5,298)            18,013

Net assets available for benefits
     Beginning of Year                              69,978             51,965
                                                  --------           --------
     End of Year                                  $ 64,680           $ 69,978
                                                  ========           ========






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

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements



4. Investments

The fair value of the investments held by the Plan at December 31, 1999 and 1998 are summarized as follows:


All amounts are presented in thousands of dollars:


                                                 1999              1998
                                               --------          --------
MANAGED INCOME FUND:

AUSA (1999) - Aetna (1998), group
  annuity contract                             $    876          $    151
FMTC Institutional Money Market                  19,284               564
Fidelity Managed Income Portfolio                    --            19,656
                                               --------          --------
Total                                            20,160            20,371

Houghton Mifflin Company
  Common Stock                                   64,452            70,305

MUTUAL FUND INVESTMENTS:

The Parnassus Fund                                2,422             1,922
Fidelity Puritan(R)Fund                          25,155            25,632
Fidelity Magellan(R)Fund                         22,511            15,189
Fidelity Contrafund                              24,853            19,328
Fidelity Investment Grade Bond Fund               2,886             2,566
Berger Small Cap Value Fund                         743                --
Domini Social Equity Index Fund                     305                --
Templeton Foreign Fund I                          2,181               980
The Putnam Fund for Growth and Income             2,239             1,811
The Putnam New Opportunities Fund                 5,771             2,880
Spartan U.S. Equity Index Fund                    5,870             2,927
                                               --------          --------
Total                                            94,936            73,235

Loans Receivable                                  1,682             1,725

                                               --------          --------
Total Plan Investments                         $181,230          $165,636
                                               ========          ========

                      Houghton Mifflin 401(k) Savings Plan

                          Notes to Financial Statements



4. Investments - continued

During 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:


All amounts are presented in thousands of dollars:


                                                  Year ended December 31,
                                                 1999                1998
                                               --------           --------
Houghton Mifflin Company
  Common Stock                                 $ (7,430)          $ 13,869
Fidelity Managed Income Portfolio                    --                (14)
The Parnassus Fund                                  691                (10)
Fidelity Puritan(R)Fund                          (1,309)             1,276
Fidelity Magellan(R)Fund                          2,402              3,027
Fidelity Contrafund                               1,303              3,144
Fidelity Investment Grade Bond Fund                (190)                24
Fidelity Asset Manager                               --                 19
Fidelity Asset Manager Growth                        --                105
Fidelity Asset Manager Income                        --                 15
Berger Small Cap Value Fund                           7                 --
Domini Social Equity Index Fund                      27                 --
Templeton Foreign Fund I                            420               (160)
The Putnam Fund for Growth and Income              (211)                20
The Putnam New Opportunities Fund                 1,844                342
Spartan U.S. Equity Index Fund                      791                420
                                               --------           --------
     Net change in fair value                  $ (1,655)          $ 22,077
                                               ========           ========


The Plan routinely purchases and sells common stock of the Plan's sponsor, Houghton Mifflin Company, a party-in-interest. During 1999, the Plan had purchases of 225,018 shares of the stock for $9,771,371 and sales of 185,219 shares for $8,194,740. During 1998, the Plan had purchases of 301,090 shares of the stock for $10,111,202 and sales of 166,820 shares for $5,586,972.

Plan investments include mutual funds, which are administered by Fidelity. Fidelity is the Plan's trustee and, therefore, these transactions qualify as party-in-interest transactions.

                             SUPPLEMENTAL SCHEDULES
























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                      Houghton Mifflin 401(k) Savings Plan

               Employer Identification No. 04-1456030 Plan No. 003

      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year

                                December 31, 1999


In thousands of dollars, except shares and unit amounts

                                               DESCRIPTION OF INVESTMENT,
                                               INCLUDING RATE OF INTEREST AND                              CURRENT
IDENTITY OF ISSUE                              MATURITY DATE                             COST               VALUE
-------------------------------------------    --------------------------------     ---------------    ----------------

AUSA Insurance Company                         Guaranteed group annuity
                                               contracts                                                      $    876

FMTC Institutional Money Market*               19,284,284 shares                                                19,284
                                                                                                       ---------------
                                                                                                                20,160
Houghton Mifflin Company*
  Common Stock                                 1,527,743 shares                            $36,709              64,452

The Parnassus Fund                             47,794 shares                                                     2,422

Fidelity Puritan (R) Fund*                     1,321,870 shares                                                 25,155


Fidelity Magellan (R) Fund*                    164,760 shares                                                   22,511

Fidelity Contrafund*                           414,082 shares                                                   24,853

Fidelity Investment Grade Bond Fund*           418,880 shares                                                    2,886

Berger Small Cap Value Fund                    34,284 shares                                                       743

Domini Social Equity Index Fund                7,271 shares                                                        305

Templeton Foreign Fund I                       194,377 shares                                                    2,181

The Putnam Fund for Growth and Income          119,396 shares                                                    2,239

The Putnam New Opportunities Fund              63,443 shares                                                     5,771

Spartan U.S. Equity Index Fund                 112,691 shares                                                    5,870
                                                                                                       ---------------
                                                                                                               179,548
Loans Receivable *                             7.75% to 10.75%                                                   1,682
                                                                                                       ---------------
TOTAL                                                                                                         $181,230
                                                                                                       ===============


* Indicates party-in-interest to the Plan.

                      Houghton Mifflin 401(k) Savings Plan

               Employer Identification No. 04-1456030 Plan No. 003

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 1999



                                                                                      CURRENT VALUE
                                   NO. OF                                               OF ASSET ON
 IDENTITY OF      DESCRIPTION      TRANS-      PURCHASE      SELLING       COST OF     TRANSACTION
PARTY INVOLVED     OF ISSUES       ACTIONS      PRICE         PRICE         ASSET          DATE      GAIN/(LOSS)
--------------- ----------------- --------- -------------- ------------ ------------- -------------- ------------

CATEGORY (iii)
Series of transactions within the plan year that exceeded 5% of value of net assets available for benefits:

Houghton*       Common Stock        232        $9,771,371          N/A    $9,771,371     $9,771,371          N/A
Mifflin                             216               N/A   $8,194,740     4,693,173      8,194,740   $3,501,567
Company


* Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during 1999.












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

                      Houghton Mifflin 401(k) Savings Plan
                                Index To Exhibits
                                    Item 6(a)



                                                             PAGE NUMBER IN
EXHIBIT NO         DESCRIPTION OF DOCUMENT                    THIS REPORT
----------         -----------------------                   --------------
(23)               Consent of Independent Auditors           18

















                                       17